UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

EPIZYME, INC.

(Name of Subject Company (Issuer))

HIBERNIA MERGER SUB, INC.

(Offeror)

a wholly owned subsidiary of

IPSEN BIOPHARMACEUTICALS, INC.

(Offeror)

a wholly owned subsidiary of

IPSEN PHARMA SAS

(Offeror)

a wholly owned subsidiary of

IPSEN S.A.

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

29428V104

(CUSIP Number of Class of Securities)

Francois Garnier, EVP, General Counsel and Chief Business Officer

Ipsen Pharma SAS

65 Quai Georges Gorse

92100 Boulogne-Billancourt, France

Tel. +33 1 58 33 50 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Tony Chan, Esq. Orrick, Herrington & Sutcliffe LLP Columbia Center 1152 15th Street, N.W. Washington, DC 20005-1706	Marsha Mogilevich, Esq. Orrick, Herrington & Sutcliffe LLP 51 West 52nd Street New York, NY 10019-6142

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 13d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission on July 12, 2022 by Hibernia Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Ipsen Biopharmaceuticals, Inc., a Delaware corporation and wholly owned subsidiary of Ipsen Pharma SAS, a French société par actions simplifiée and wholly owned subsidiary of Ipsen S.A., a French société anonyme, to purchase all outstanding shares of common stock, $0.0001 par value per share (“Shares”), of Epizyme, Inc., a Delaware corporation, at a price of $1.45 per Share, to the holder in cash, net of applicable withholding taxes and without interest, plus one non-transferable contractual contingent value right per Share, which represents the right to receive one or more payments in cash, contingent upon the achievement of certain specified milestones as described in the Offer to Purchase dated July 12, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal, which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. All the information set forth in the Offer to Purchase is incorporated herein by reference in response to all of the applicable items in the Schedule TO and is supplemented by the information specifically provided in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Unless otherwise indicated, references to sections in the Schedule TO are references to sections of the Offer to Purchase.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged. This Amendment is being filed to reflect certain updates as reflected below. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO. You should read this Amendment together with the Schedule TO and the Offer to Purchase.

ITEMS 1 THROUGH 9 AND ITEM 11.

Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to include the following:

“The Offer and withdrawal rights expired as scheduled at 11:59 p.m., Eastern Time, on August 11, 2022. The Depositary and Paying Agent has advised Purchaser that, as of the Expiration Time, 124,185,125 Shares (excluding Shares with respect to which Notices of Guaranteed Delivery were delivered) were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 74% of the then outstanding Shares. As a result, the Minimum Condition has been satisfied. In addition, the Depositary and Paying Agent has advised Purchaser that, as of the Expiration Time, Notices of Guaranteed Delivery had been received for 9,299,176 Shares, representing approximately 6% of the then outstanding Shares.

Furthermore, on August 11, 2022 at 11:59 p.m., Eastern Time, the required waiting period under the HSR Act with respect to the Offer and the Merger expired. Accordingly, the HSR Condition has been satisfied.

As the Minimum Condition, the HSR Condition and each of the other Offer Conditions have been satisfied, Purchaser has irrevocably accepted for payment all Shares that were validly tendered and not validly withdrawn pursuant to the Offer.

Ipsen and Purchaser expect to consummate the Merger on August 12, 2022 pursuant to the terms of the Merger Agreement in accordance with Section 251(h) of the DGCL, without a vote on the adoption of the Merger Agreement by Epizyme’s stockholders. As a result of the Merger, the separate corporate existence of Purchaser will cease and Epizyme will continue as the surviving corporation in the Merger under the name “Epizyme, Inc.”, thereby becoming a wholly owned indirect subsidiary of Ipsen.

At the Effective Time, each Share outstanding immediately prior to the Effective Time (other than (i) Shares held by Epizyme (or in the treasury of Epizyme); (ii) Shares owned by Ipsen, Purchaser or any other direct or indirect wholly owned subsidiary of Ipsen which will be canceled without any conversion thereof and no consideration will be delivered in exchange therefor; and (iii) Shares owned by Epizyme’s stockholders who have properly exercised and perfected their demands for appraisal of such Shares in accordance with the DGCL and have neither withdrawn nor lost such rights prior to the Effective Time) will be cancelled and automatically be converted into the right to receive consideration equal to the Offer Price, without interest and less any applicable withholding taxes. The Shares will be de-listed from, and will cease to trade on, Nasdaq. Ipsen and Epizyme intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of Epizyme’s reporting obligations under the Exchange Act.”

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated July 12, 2022.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Form of Summary Advertisement, published July 12, 2022 in the Wall Street Journal.

(a)(5)(A)*	Joint Press Release of Epizyme and Ipsen, dated June 27, 2022 (incorporated herein by reference to Exhibit 99.1 to Epizyme’s Current Report on Form 8-K filed on June 27, 2022)

(a)(5)(B)*	Email sent to employees of Epizyme on June 27, 2022 (incorporated herein by reference to Exhibit 99.2 to Epizyme’s Schedule 14D-9C filed on June 27, 2022).

(a)(5)(C)*	Corporate Statement for Use with Investors and Media dated June 27, 2022 (incorporated herein by reference to Exhibit 99.3 to Epizyme’s Schedule 14D-9C filed on June 27, 2022).

(a)(5)(D)***	Press Release issued by Ipsen SA on August 5, 2022 announcing extension of the Offer.

(b)	Not applicable.

(d)(1)*	Agreement and Plan of Merger, dated as of June 27, 2022, by and among Epizyme, Ipsen and Purchaser (incorporated herein by reference to Exhibit 2.1 to Form 8-K filed by Epizyme on June 27, 2022).

(d)(2)*	Mutual Confidentiality Agreement, effective as of February 7, 2022, by and between Epizyme and Purchaser.

(d)(3)*	Form of Support Agreement by and among Ipsen, Purchaser and the stockholder named therein (incorporated herein by reference to Exhibit 2.2 to Form 8-K filed by Epizyme on June 27, 2022).

(d)(4)*	Form of Contingent Value Rights Agreement, by and between Purchaser and the Rights Agent (incorporated herein by reference to Exhibit 2.3 to Form 8-K filed by Epizyme on June 27, 2022).

(d)(6)*	Exclusivity Letter Agreement, dated June 10, 2022, by and between Ipsen and Epizyme, as extended by letter agreement dated June 22, 2022.

(g)	Not applicable.

(h)	Not applicable.

107**	Filing Fee Table (incorporated by reference to Exhibit 107 to Amendment No. 1 to Schedule TO filed by Purchaser, Ipsen Biopharma, Ipsen and Ipsen SA on August 1, 2022.)

*	Previously filed on July 12, 2022 as an exhibit to the Schedule TO.
**	Previously filed on August 1, 2022 as an exhibit to Amendment No. 1 to the Schedule TO.
***	Previously filed on August 5, 2022 as an exhibit to Amendment No. 2 to the Schedule TO.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2022

HIBERNIA MERGER SUB, INC.

By:	/s/ Christelle Huguet
Name:	Christelle Huguet
Title:	Chief Executive Officer and President

IPSEN BIOPHARMACEUTICALS, INC.

By:	/s/ Stewart Campbell
Name:	Stewart Campbell
Title:	Executive Vice President and President, North America

IPSEN PHARMA SAS

By:	/s/ David Loew
Name:	David Loew
Title:	President

IPSEN S.A.

By:	/s/ David Loew
Name:	David Loew
Title:	Chief Executive Officer